TransAlta Corporation closes Cdn$412.5 million sale of common shares

CALGARY, Alberta – November 5, 2009 – TransAlta Corporation (TSX: TA, NYSE: TAC) ("TransAlta") today announced it has completed its public offering of 18,656,800 Common Shares at a price of $20.10 per common share.  In addition, the full over-allotment option granted to the syndicate of underwriters, led by RBC Capital Markets, CIBC and Scotia Capital Inc., as bookrunners, was exercised for an additional 1,865,700 common shares also at a price of $20.10 per Common Share.

The offering previously announced on October 28, 2009, resulted in gross proceeds to TransAlta of approximately Cdn $412.5 million. The net proceeds from the offering will be used to repay a portion of the indebtedness incurred in connection with TransAlta’s acquisition of Canadian Hydro Developers, Inc.

The Common Shares were offered to the public in Canada and the United States through the underwriters or their affiliates by way of a prospectus supplement that was filed with securities regulatory authorities in Canada and the United States under TransAlta’s short form base shelf prospectus, which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.

About TransAlta:

TransAlta is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are at 110 – 12th Avenue S.W., Calgary, Alberta, Canada T2R 0G7. TransAlta generates and markets electricity in Canada, the United States and Australia through its portfolio of facilities fueled by coal, natural gas, hydroelectric, wind and geothermal resources.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the expected closing date, the anticipated proceeds of the offering and the use of those proceeds.

Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions we have made and information currently available to us.  Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including, without limitation, the failure to use the proceeds of the offering as disclosed herein.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements as may be found under the heading "Risk Factors" in our annual information form for the year ended December 31, 2008 and under the heading "Business Risks" in our management's discussion and analysis for the year ended December 31, 2008.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries:

Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com